Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

SHANGHAI, China, March 20, 2025 - Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “I am pleased that Baozun’s three-year transformation continues with strong momentum, as both BEC and BBM segments return to topline growth alongside bottom-line improvements. In the fourth quarter of 2024, we achieved 8% year-over-year revenue growth and remarkable growth in operating profit. With technology as our backbone, we drive digital innovations and AI applications to enhance efficiency, streamline omni-channel operations, and improve content creation for sustainable growth. As 2025 marks the transformation’s culmination, we remain committed to accelerating this shift, fostering an entrepreneurial, innovative and customer-centric approach to drive quality growth.”

Ms. Catherine Zhu, Chief Financial Officer of Baozun Inc., commented, “Baozun delivered solid topline growth in the fourth quarter of 2024, with E-Commerce revenue increasing by 6% and Brand Management revenue accelerating by 17% year-over-year. While investing in our strategic initiatives, we have also implemented comprehensive measures to enhance efficiency and optimize costs. These efforts drove a 16% increase in adjusted operating profits for our BEC segment and reduced adjusted operating loss for our BBM segment by 20% for the quarter. With healthy cash reserves, a continuing focus on financial discipline and innovation in technology, we remain confident in sustaining long-term profitability and growth.”

Fourth Quarter 2024 Financial Highlights

●	Total net revenues were RMB2,994.4 million (US$[1]410.2 million), representing an increase of 7.7% compared with RMB2,780.4 million in the same quarter of last year.

●	Income from operations was RMB73.2 million (US$10.0 million), an improvement from RMB6.4 million in the same quarter of last year. Operating margin was 2.4%, improved from 0.2% for the same period of 2023.

●	Non-GAAP income from operations[2] was RMB103.3 million (US$14.2 million), an improvement of 36.6% from RMB75.7 million in the same quarter of last year. Non-GAAP operating margin was 3.5%, improved from 2.7% for the same period of 2023.

●	Adjusted operating profit of E-Commerce[3] was RMB137.4 million (US$18.8 million), an improvement of 16.3% from RMB118.2 million for the same period of 2023.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and cancellation fees of repurchased ADSs.

3 Following the acquisition of Gap Shanghai, the Group updated its operating segment structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management, for more information, please refer to Supplemental Information.

●	Adjusted operating loss of Brand Management[3] narrowed to RMB34.2 million (US$4.7 million), an improvement of 19.7% from RMB42.5million for the same period of 2023.

●	Net income attributable to ordinary shareholders of Baozun was RMB0.1 million (US$0.02 million), compared with net loss attributable to ordinary shareholders of Baozun was RMB48.4 million for the same period of 2023.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun[4] was RMB45.7 million (US$6.3 million), an improvement of 58.9% from RMB28.8 million for the same period of 2023.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[5]”) were both RMB0.00[6], compared with basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share were both RMB0.80 for the same period of 2023.

●	Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS[7] was RMB0.77 (US$0.11), compared with RMB0.47 for the same period of 2023.

●	Cash and cash equivalents, restricted cash, and short-term investments totaled RMB2,915.9 million (US$399.5 million), as of December 31, 2024, compared with RMB3,072.8 million as of December 31, 2023.

Fiscal Year 2024 Financial Highlights

●	Total net revenues were RMB9,422.2 million (US$1,290.8million), representing an increase of 6.9% compared with RMB8,812.0 million in the fiscal year of 2023.

●	Loss from operations was RMB114.8 million (US$15.7 million), improved from RMB206.4 million in the fiscal year of 2023. Operating margin was negative 1.2%, compared with negative 2.3% for the fiscal year of 2023.

●	Non-GAAP income from operations was RMB10.6 million (US$1.5 million), compared with non-GAAP loss from operations RMB23.7 million for the fiscal year of 2023. Non-GAAP operating margin was 0.1%, compared with negative 0.3% for the fiscal year of 2023.

●	Adjusted operating profit of E-Commerce was RMB179.6 million (US$24.6 million), an improvement of 9.5% from RMB164.0 million for the fiscal year of 2023.

4 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, gain on disposal/acquisition of subsidiaries, and unrealized investment loss (gain).

5 Each ADS represents three Class A ordinary shares.

6 The amount is less than RMB0.01.

7 Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which is defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating diluted net income (loss) per ordinary share multiplied by three.

●	Adjusted operating loss of Brand Management narrowed to RMB168.8 million (US$23.1 million), an improvement of 10.1% from RMB187.7 million for the fiscal year of 2023.

●	Net loss attributable to ordinary shareholders of Baozun was RMB185.2 million (US$25.4 million), improved from RMB278.4 million for the fiscal year of 2023.

●	Non-GAAP net loss attributable to ordinary shareholders of Baozun was RMB40.4 million (US$5.5 million), improved from RMB65.1 million for the fiscal year of 2023.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS”) were both RMB3.09 (US$0.42), compared with both RMB4.68 for the fiscal year of 2023.

●	Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS was RMB0.67 (US$0.09), compared with RMB1.09 for the fiscal year of 2023.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits (losses) are included in the Segments data of Segment Information.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC encompasses our China e-commerce businesses, including brand store operations, customer services, and value-added services in warehouse and logistics management, IT and digital marketing. During the quarter, total revenue from BEC increased by 6.0% year-over-year, primarily driven by higher demand from digital marketing and IT solutions. As of December 31, 2024, we served approximately 490 brand partners, compared to approximately 450 brand partners as of December 31, 2023. The increase in brand partners was mainly driven by greater engagement in our value-added services, aimed at enhancing the consumer experience.

Omni-channel expansion remains a key theme for our brand partners. By the end of the fourth quarter, approximately 48.8% of our brand partners engaged with us for store operations of at least two channels, compared to 44.7% at the end of same quarter of last year. For value-added services in warehouse and logistics management, IT and digital marketing, most brand partners engaged with us in an omni-channel basis, to enhance productivity and efficiency for their omni-channel development.

Baozun Brand Management, or “BBM”

The Company launched the BBM business line in 2023, to leverage its leading portfolio of technologies in service of brands, fostering deeper and longer relationships to drive sustainable business growth in China.

BBM provides holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology enablement. We aim to leverage our portfolio of technologies to build longer and deeper relationships with brands. Currently, our Brand Management business line includes the Gap and Hunter brands. By the end of the fourth quarter of 2024, Gap and Hunter brands have 156 offline stores under our management.

Fourth Quarter 2024 Financial Results

Total net revenues were RMB2,994.4 million (US$410.2 million), an increase of 7.7% from RMB2,780.4 million in the same quarter of last year. The increase in total net revenues was driven by revenue growth in both the Company’s BEC and BBM business lines.

Total product sales revenue was RMB1,106.0 million (US$151.5 million), an increase of 5.0% compared with RMB1,053.0 million in the same quarter of last year, of which,

●	Product sales revenue of E-Commerce was RMB571.7 million (US$78.3 million), a decrease of 4.3% from RMB597.5 million in the same quarter of last year. The decrease was primarily attributable to lower sales from its brand portfolio under the distribution model in the appliances category, partially offset by the introduction of high-quality new distribution businesses.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories 8 for the periods indicated:

	For the three months ended December 31,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	255.6	8%	220.5	30.2	7%	-14%
Beauty and cosmetics	131.1	5%	130.7	17.9	4%	0%
Home and furnishing	46.1	2%	84.6	11.6	3%	84%
Others	164.7	6%	135.9	18.6	5%	-17%
Total net revenues from product sales of E-Commerce	597.5	21%	571.7	78.3	19%	-4%

●	Product sales revenue of Brand Management was RMB534.6 million (US$73.2 million), an increase of 17.3% from RMB455.5 million in the same quarter of last year. The increase was primarily driven by higher sales from the Gap brand, as the Company continued to optimize merchandising plans and enhance customer experience to boost sales in both its online and offline channels.

Services revenue was RMB1,888.5 million (US$258.7 million), an increase of 9.3% from RMB1,727.4 million in the same quarter of last year. The increase was primarily attributable to a 16.2% year-over-year growth in online store operations, together with a 14.8% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization.

8 Key categories refer to the categories that accounted for no less than 10% of product sales of BEC during the periods indicated.

The following table sets forth a breakdown of services revenue by business models for the periods indicated:

	For the three months ended December 31,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Services revenue
Online store operations	511.8	18%	594.8	81.5	20%	16%
Warehousing and fulfillment	704.8	25%	705.7	96.7	24%	0%
Digital marketing and IT solutions	549.4	20%	630.5	86.3	20%	15%
Inter-segment eliminations[9]	(38.6)	-1%	(42.5)	(5.8)	-1%	10%
Total net revenues from services	1,727.4	62%	1,888.5	258.7	63%	9%

Breakdown of total net revenues of online store operations of services revenue by key categories 10 for the periods indicated:

	For the three months ended December 31,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	372.7	13%	472.0	64.6	15%	27%
Luxury	123.2	4%	126.9	17.3	4%	3%
Sportswear	133.9	5%	157.6	21.6	5%	18%
Other apparel	115.6	4%	187.5	25.7	6%	62%
Others	139.1	6%	122.8	16.9	4%	-12%
Inter-segment eliminations[11]	(18.6)	-1%	(14.6)	(2.0)	0%	-22%
Total net revenues from online store operations in services	493.2	18%	580.2	79.5	19%	18%

Total operating expenses were RMB2,921.2 million (US$400.2 million), compared with RMB2,774.0 million in the same quarter of last year.

●	Cost of products was RMB773.9 million (US$106.0 million), compared with RMB737.8 million in the same quarter of last year. The increase was primarily due to an increase in product sales volume.

●	Fulfillment expenses were RMB768.9 million (US$105.3 million), compared with RMB768.0 million in the same quarter of last year. Fulfillment expenses remained flat, which is in line with the warehousing and fulfillment service revenue.

●	Sales and marketing expenses were RMB1,041.4 million (US$142.7 million), compared with RMB892.4 million in the same quarter of last year. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and expenses associated with the expansion of offline stores for BBM during the quarter.

9 The inter-segment eliminations mainly consist of revenues from online store operations, digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

10 Key categories refer to the categories that accounted for no less than 10% of services revenue during the periods indicated.

11 The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

●	Technology and content expenses were RMB146.6 million (US$20.1 million), compared with RMB140.8 million in the same quarter of last year. As the Company continued to implement cost control and efficiency improvements initiatives, technology and content expenses remained flat, despite strong double-digit net revenues growth in IT solutions.

●	General and administrative expenses were RMB191.8 million (US$26.3 million), a decrease of 16.1% compared with RMB228.7 million in the same quarter of last year. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

Income from operations was RMB73.2 million (US$10.0 million), significant improvement compared with RMB6.4 million in the same quarter of last year. The operating margin was 2.4%, compared with 0.2% in the same quarter of last year.

Non-GAAP income from operations was RMB103.3 million (US$14.2 million), an increase of 36.6% compared with RMB75.7 million in the same quarter of last year. Non-GAAP operating margin was 3.5%, an improvement from 2.7% in the same quarter of last year.

●	Adjusted operating profit of E-Commerce was RMB137.4 million (US$18.8 million), an improvement of 16.3% from RMB118.2 million in the same quarter of last year.

●	Adjusted operating loss of Brand Management was RMB34.2 million (US$4.7 million), an improvement of 19.7% compared with RMB42.5million in the same quarter of last year.

Unrealized investment gain was RMB20.9 million (US$2.9 million), compared with an unrealized investment loss of RMB8.4 million in the same quarter of last year. The unrealized investment gain of this quarter was mainly related to the increase in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021.

Impairment loss of investments was RMB14.4 million (US$2.0 million), compared with nil in the same quarter of last year. The impairment loss of investments during the period was primarily associated with certain equity investees.

Fair value change on financial instruments was a gain of RMB17.7 million (US$2.4 million), compared with nil in the same quarter of last year. The fair value change on financial instruments is mainly comprised of the gain recognized from the financial instruments the Company invested in during the second quarter of 2024.

Exchange loss was RMB11.5 million (US$1.6 million), due to exchange rate fluctuation in the quarter ended December 31, 2024, compared to exchange gain of RMB0.7 million in the same quarter last year.

Net income attributable to ordinary shareholders of Baozun was RMB0.1 million (US$0.02 million), compared with net loss attributable to ordinary shareholders of Baozun RMB48.4 million in the same quarter of last year.

Basic and diluted net income attributable to ordinary shareholders of Baozun per ADS were both RMB0.0012, compared with net loss of both RMB0.80 for the same period of 2023.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB45.7 million (US$6.3 million), compared with Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. RMB28.8 million in the same quarter of last year.

Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS was RMB0.77 (US$0.11), compared with diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS was RMB0.47 for the same period of 2023.

12 The amount is less than RMB 0.01.

Fiscal Year 2024 Financial Results

Total net revenues were RMB9,422.2 million (US$1,290.8 million), an increase of 6.9% from RMB8,812.0 million in fiscal year 2023. The increase in total net revenues was driven by revenue growth in both the Company’s E-Commerce and BBM business lines.

Total product sales revenue was RMB3,466.9 million (US$475.0 million), compared with RMB3,357.2 million in the fiscal year of 2023, of which,

●	Product sales revenue of E-Commerce was RMB1,999.6 million (US$273.9 million), a decrease of 4.4% from RMB2,092.2 million in the fiscal year of 2023. The decrease was primarily attributable lower sales from the brand portfolio under the distribution model in the appliances category, fast-moving consumer goods and electronics categories, due to the macro-economic weakness, as well as the Company’s optimization of its brand portfolio in distribution model.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories for the years indicated:

	For the fiscal year ended December 31,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	936.3	11%	852.5	116.8	9%	-9%
Beauty and cosmetics	378.2	4%	397.3	54.4	4%	5%
Home and furnishing	169.9	2%	201.9	27.7	2%	19%
Others	607.8	7%	547.9	75.0	6%	-10%
Total net revenues from product sales of E-Commerce	2,092.2	24%	1,999.6	273.9	21%	-4%

●	Product sales revenue of Brand Management was RMB1,469.6 million (US$201.3 million), an increase of 16.2% from RMB1,265.0 million in the fiscal year of 2023. The increase was primarily driven by higher sales from the Gap brand, as the Company continued to optimize its merchandising plans and enhance customer experience to boost sales in both its online and offline channels.

Services revenue was RMB5,955.3 million (US$815.9 million), an increase of 9.2% from RMB5,454.8 million in the fiscal year of 2023. The increase was primarily attributable to a 10.0% year-over-year growth in online store operations, together with a 22.2% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization.

The following table sets forth a breakdown of services revenue by business models for the years indicated:

	For the fiscal year ended December 31,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Services revenue
Online store operations	1,604.7	18%	1,765.4	241.9	19%	10%
Warehousing and fulfillment	2,194.4	25%	2,189.2	299.9	22%	0%
Digital marketing and IT solutions	1,735.8	20%	2,120.9	290.6	23%	22%
Inter-segment eliminations[13]	(80.1)	-1%	(120.2)	(16.5)	-1%	50%
Total net revenues from services	5,454.8	62%	5,955.3	815.9	63%	9%

Breakdown of total net revenues of online store operations of services revenue by key categories for the years indicated:

	For the fiscal year ended December 31,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	1,134.8	13%	1,342.7	184.0	14%	18%
Luxury	406.4	4%	407.0	55.8	4%	0%
Sportswear	419.1	5%	487.1	66.7	5%	16%
Other apparel	309.3	4%	448.6	61.5	5%	45%
Others	469.9	5%	422.7	57.9	4%	-10%
Inter-segment eliminations[14]	(44.4)	-1%	(55.2)	(7.6)	-1%	24%
Total net revenues from online store operations in services	1,560.3	17%	1,710.2	234.3	17%	10%

Total operating expenses were RMB9,537.1 million (US$1,306.6 million), compared with RMB9,018.4 million in the fiscal year of 2023.

●	Cost of products was RMB2,473.8 million (US$338.9 million), compared with RMB2,409.1 million in the fiscal year of 2023. The increase was primarily due to an increase in product sales volume.

●	Fulfillment expenses were RMB2,461.6 million (US$337.2 million), compared with RMB2,507.3 million in the fiscal year of 2023. The decrease was mainly due to the Company’s cost control initiatives and efficiency improvements.

13 The inter-segment eliminations mainly consist of revenues from online store operations, digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

14 The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

●	Sales and marketing expenses were RMB3,380.7 million (US$ 463.2 million), compared with RMB2,829.0 million in the fiscal year of 2023. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and expenses related to more offline stores for BBM during the year.

●	Technology and content expenses were RMB550.3 million (US$75.4 million), compared with RMB505.2 million in the fiscal year of 2023. The increase was mainly due to more revenues from IT solutions during the year, partially offset by the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB719.2 million (US$98.5 million), compared with RMB855.9 million in the fiscal year of 2023. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

Loss from operations was RMB114.8 million (US$15.7 million), significantly improved compared with RMB206.4 million in the fiscal year of 2023. Operating margin was negative 1.2%, compared with negative 2.3% in the fiscal year of 2023.

Non-GAAP income from operations was RMB10.6 million (US$1.5 million), compared with non-GAAP loss from operations RMB23.7 million in the fiscal year of 2023. Non-GAAP operating margin was 0.1%, an improvement from negative 0.3% in the fiscal year of 2023.

●	Adjusted operating profit of E-Commerce was RMB179.6 million (US$24.6 million), an improvement of 9.5% from RMB164.0 million in the fiscal year of 2023.

●	Adjusted operating loss of Brand Management was RMB168.8 million (US$23.1 million), an improvement of 10.1% compared with RMB187.7 million in the fiscal year of 2023.

Unrealized investment gain was RMB4.9 million (US$0.7 million), compared with an unrealized investment loss of RMB68.0 million in the fiscal year of 2023. The unrealized investment gain during the year was mainly related to the increase in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021.

Impairment loss of investments was RMB14.4 million (US$2.0 million), compared with nil in the fiscal year of 2023. The impairment loss of investments during the year was primarily associated with certain equity investees.

Fair value change on financial instruments was a gain of RMB11.8 million (US$1.6 million), compared with RMB24.5 million in the fiscal year of 2023. The fair value gain on financial instruments this year is mainly comprised of the gain recognized from the financial instruments the Company invested in during the second quarter of 2024, while the fair value gain on derivative liabilities last year was in connection with the equity contracts with a holder of non-controlling interest.

Exchange loss was RMB10.2 million (US$1.4 million), due to exchange rate fluctuation in the year ended December 31, 2024, compared to RMB8.5 million last year.

Net loss attributable to ordinary shareholders of Baozun narrowed to RMB185.2 million (US$25.4 million), an improvement from RMB278.4 million in the fiscal year of 2023.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB3.09 (US$0.42 million), compared with both RMB4.68 in the fiscal year of 2023.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB40.4 million (US$5.5 million), compared with RMB65.1 million in the fiscal year of 2023.

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS was RMB0.67 (US$0.09), compared with RMB1.09 in the fiscal year of 2023.

Segment Information

(a)	Description of segments

Following the acquisition of Gap Shanghai in February 2023, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce and (ii) Brand Management;

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.
b>	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology enablement to leverage our portfolio of technologies to build into longer and deeper relationships with brands. Currently, the Company runs brand management operations for the Gap and Hunter brands in Greater China.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended December 31, 2023 and 2024:

	For the three months ended December 31,
	2023	2024
	RMB	RMB
Net revenues:
E-Commerce	2,361,066	2,501,781
Brand Management	457,961	535,475
Inter-segment eliminations *	(38,612)	(42,811)
Total consolidated net revenues	2,780,415	2,994,445

Adjusted Operating Profits (Losses) **:
E-Commerce	118,190	137,433
Brand Management	(42,535)	(34,157)
Inter-segment eliminations *	-	41
Total Adjusted Operating Profits	75,655	103,317
Unallocated expenses:
Share-based compensation expenses	(24,667)	(15,171)
Amortization of intangible assets resulting from business acquisition	(7,911)	(7,901)
Acquisition-related expenses	(1,467)	-
Cancellation fees of repurchased ADSs	-	(101)
Impairment of goodwill	(35,212)	(6,934)
Total other (expenses) income, net	(165)	21,315
Profit before income tax and share of income (loss) in equity method investment	6,233	94,525

The table below provides a summary of the Group’s reportable segment results for the fiscal years of 2023 and 2024:

	For the fiscal year ended December 31,
	2023	2024
	RMB	RMB
Net revenues:
E-Commerce	7,621,114	8,070,271
Brand Management	1,271,027	1,474,351
Inter-segment eliminations *	(80,128)	(122,393)
Total consolidated net revenues	8,812,013	9,422,229

Adjusted Operating Profits (Losses) **:
E-Commerce	163,990	179,622
Brand Management	(187,663)	(168,767)
Inter-segment eliminations *	-	(210)
Total Adjusted Operating Profits (Losses)	(23,673)	10,645
Unallocated expenses:
Share-based compensation expenses	(103,449)	(81,601)
Amortization of intangible assets resulting from business acquisition	(31,875)	(36,257)
Acquisition-related expenses	(12,171)	-
Cancellation fees of repurchased ADSs	-	(678)
Impairment of goodwill	(35,212)	(6,934)
Total other (expenses) income, net	(10,646)	21,838
Loss before income tax and share of income (loss) in equity method investment	(217,026)	(92,987)

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

** Adjusted Operating (Losses) Profits represent segment (losses) profits, which is (loss) income from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition, cancellation fees of repurchased ADSs and impairment of goodwill.

Update in Share Repurchase Programs

On January 24, 2024, the Company’s board of directors (the “Board”) authorized the management to set up and implement a new share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from January 24, 2024. As of January 17, 2025, the Company repurchased approximately 5.3 million of ADSs for approximately US$14.7 million under its share repurchase program through the open market.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Thursday, March 20, 2025 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	3445230

A replay of the conference call may be accessible through March 27, 2025 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	7399162

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and cancelation fees of repurchased. The Company defines non-GAAP net income (loss) as net (loss) income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves approximately 490 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America as of December 31, 2024.

Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,149,531	1,289,323	176,636
Restricted cash	202,764	354,991	48,634
Short-term investments	720,522	1,271,618	174,211
Accounts receivable, net	2,184,729	2,033,778	278,626
Inventories	1,045,116	1,117,439	153,089
Advances to suppliers	311,111	404,353	55,396
Derivative financial assets	-	11,557	1,583
Prepayments and other current assets	590,350	724,091	99,200
Amounts due from related parties	86,661	7,021	962
Total current assets	7,290,784	7,214,171	988,337

Non-current assets
Long term investments	359,129	341,687	46,811
Property and equipment, net	851,151	822,229	112,645
Intangible assets, net	306,420	357,307	48,951
Land use right, net	38,464	37,438	5,129
Operating lease right-of-use assets	1,070,120	767,376	105,130
Goodwill	312,464	362,399	49,648
Other non-current assets	45,316	69,886	9,574
Deferred tax assets	200,628	234,508	32,127
Total non-current assets	3,183,692	2,992,830	410,015

Total assets	10,474,476	10,207,001	1,398,352

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,115,721	1,220,957	167,270
Accounts payable	563,562	620,679	85,033
Notes payable	506,629	461,179	63,181
Income tax payables	18,768	26,559	3,638
Accrued expenses and other current liabilities	1,188,179	1,169,547	160,228
Derivative liabilities	-	130	18
Amounts due to related parties	32,118	5,369	735
Current operating lease liabilities	332,983	243,137	33,310
Total current liabilities	3,757,960	3,747,557	513,413

Non-current liabilities
Deferred tax liabilities	24,966	32,783	4,491
Long-term operating lease liabilities	799,096	597,805	81,899
Other non-current liabilities	40,718	48,277	6,614
Total non-current liabilities	864,780	678,865	93,004

Total liabilities	4,622,740	4,426,422	606,417

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	US$
Redeemable non-controlling interests	1,584,858	1,670,379	228,841

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 167,901,880 and 175,668,586 shares issued, 167,901,880 and 161,337,586 shares outstanding, as of December 31, 2023, and December 31, 2024, respectively)	93	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2023, and December 31, 2024)	8	8	1
Additional paid-in capital	4,571,439	4,646,631	636,586
Treasury shares (nil and 14,331,000 shares as of December 31, 2023, and December 31, 2024, respectively)	-	(95,502)	(13,084)
Accumulated deficit	(506,587)	(691,785)	(94,775)
Accumulated other comprehensive income	32,251	54,575	7,477

Total Baozun Inc. shareholders’ equity	4,097,204	3,914,022	536,218

Non-controlling interests	169,674	196,178	26,876

Total Shareholders’ equity	4,266,878	4,110,200	563,094

Total liabilities, redeemable non-controlling interests and shareholders’ equity	10,474,476	10,207,001	1,398,352

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Product sales (1)	1,053,022	1,105,971	151,517	3,357,202	3,466,928	474,967
Services	1,727,392	1,888,474	258,720	5,454,811	5,955,301	815,873
Total net revenues	2,780,414	2,994,445	410,237	8,812,013	9,422,229	1,290,840

Operating expenses (2)
Cost of products	(737,813)	(773,887)	(106,022)	(2,409,110)	(2,473,804)	(338,910)
Fulfillment (3)	(768,028)	(768,863)	(105,334)	(2,507,306)	(2,461,591)	(337,237)
Sales and marketing (3)	(892,401)	(1,041,421)	(142,674)	(2,829,016)	(3,380,724)	(463,157)
Technology and content (3)	(140,788)	(146,589)	(20,083)	(505,203)	(550,289)	(75,389)
General and administrative (3)	(228,697)	(191,822)	(26,280)	(855,914)	(719,157)	(98,524)
Other operating income, net	28,923	8,281	1,134	123,368	55,445	7,596
Impairment of goodwill	(35,212)	(6,934)	(950)	(35,212)	(6,934)	(950)
Total operating expenses	(2,774,016)	(2,921,235)	(400,209)	(9,018,393)	(9,537,054)	(1,306,571)
Income (loss) from operations	6,398	73,210	10,028	(206,380)	(114,825)	(15,731)
Other income (expenses)
Interest income	19,508	18,298	2,507	82,113	68,752	9,419
Interest expense	(9,436)	(9,619)	(1,318)	(41,344)	(38,987)	(5,341)
Unrealized investment (loss) gain	(8,352)	20,851	2,857	(68,031)	4,851	665
(Loss) gain on disposal/acquisition of subsidiaries	(2,620)	-	-	631	-	-
Impairment loss of investments	-	(14,403)	(1,973)	-	(14,403)	(1,973)
Fair value change on financial instruments	-	17,654	2,419	24,515	11,838	1,622
Exchange gain (loss)	735	(11,466)	(1,571)	(8,530)	(10,213)	(1,399)
Gain (loss) before income tax	6,233	94,525	12,949	(217,026)	(92,987)	(12,738)
Income tax expense (4)	(5,952)	(28,443)	(3,897)	(12,003)	(20,739)	(2,841)
Share of (loss) income in equity method investment, net of tax of nil (5)	(2,264)	(23,930)	(3,278)	6,253	(24,658)	(3,378)
Net (loss) income	(1,983)	42,152	5,774	(222,776)	(138,384)	(18,957)
Net (income) loss attributable to noncontrolling interests	(22,368)	(18,253)	(2,501)	(9,677)	1,990	273
Net income attributable to redeemable noncontrolling interests	(24,063)	(23,770)	(3,256)	(45,969)	(48,804)	(6,686)
Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(48,414)	129	17	(278,422)	(185,198)	(25,370)

Net (loss) income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.27)	0.00 *	0.00 *	(1.56)	(1.03)	(0.14)
Diluted	(0.27)	0.00 *	0.00 *	(1.56)	(1.03)	(0.14)
Net (loss) income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.80)	0.00 *	0.00 *	(4.68)	(3.09)	(0.42)
Diluted	(0.80)	0.00 *	0.00 *	(4.68)	(3.09)	(0.42)
Weighted average shares used in calculating net loss per ordinary share
Basic	180,642,328	176,942,201	176,942,201	178,549,849	179,678,986	179,678,986
Diluted	180,642,328	178,685,466	178,685,466	178,549,849	179,678,986	179,678,986

Net (loss) income	(1,983)	42,152	5,774	(222,776)	(138,384)	(18,957)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(23,783)	24,732	3,388	16,573	22,324	3,058
Comprehensive (loss) income	(25,766)	66,884	9,162	(206,203)	(116,060)	(15,899)

* The amounts are less than 0.01.

(1)	These amounts include product sales from E-Commerce and Brand Management of RMB571.7 million and RMB534.6 million for the three months period ended December 31, 2024, respectively, compared with product sales from E-Commerce of RMB597.5 million and Brand Management of RMB455.5 million for the three months period ended December 31, 2023.

These amounts also include product sales from E-Commerce and Brand Management of RMB1,999.6 million and RMB1,469.6 million for the fiscal year ended December 31, 2024, respectively, compared with product sales from E-Commerce of RMB2,092.2 million and Brand Management of RMB1,265.0 million for the fiscal year ended December 31, 2023.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Fulfillment	1,873	732	100	6,443	4,885	669
Sales and marketing	5,239	3,075	421	33,955	19,943	2,732
Technology and content	3,681	2,077	285	12,184	11,290	1,547
General and administrative	13,874	9,287	1,272	50,867	45,483	6,231
	24,667	15,171	2,078	103,449	81,601	11,179

(3)	These amounts include amortization of intangible assets resulting from business acquisition, which amounted to RMB7.9 million and RMB7.9 million for the three months period ended December 31, 2023 and 2024, respectively.

These amounts also include amortization of intangible assets resulting from business acquisition, which amounted to RMB31.9 million and RMB36.3 million for the fiscal year ended December 31, 2023 and 2024, respectively.

(4)	These amounts include income tax benefits of RMB1.5 million and RMB1.8 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended December 31, 2023 and 2024, respectively.

These amounts also include income tax benefits of RMB6.1 million and RMB7.6 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the fiscal year ended December 31, 2023 and 2024, respectively.

(5)	These amounts include the other-than-temporary impairment of an equity method investment of nil and RMB26.1 million for the three months period and for the fiscal year ended December 31, 2023 and 2024, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	6,398	73,210	10,028	(206,380)	(114,825)	(15,731)
Add: Share-based compensation expenses	24,667	15,171	2,078	103,449	81,601	11,179
Amortization of intangible assets resulting from business acquisition	7,911	7,901	1,082	31,875	36,257	4,967
Acquisition-related expenses	1,467	-	-	12,171	-	-
Impairment of goodwill	35,212	6,934	950	35,212	6,934	950
Cancellation fees of repurchased ADSs	-	101	14	-	678	93
Non-GAAP income (loss) from operations	75,655	103,317	14,152	(23,673)	10,645	1,458

Net (loss) income	(1,983)	42,152	5,774	(222,776)	(138,384)	(18,957)
Add: Share-based compensation expenses	24,667	15,171	2,078	103,449	81,601	11,179
Amortization of intangible assets resulting from business acquisition	7,911	7,901	1,082	31,875	36,257	4,967
Acquisition-related expenses	1,467	-	-	12,171	-	-
Impairment of goodwill and investments	35,212	21,337	2,923	35,212	21,337	2,923
Other-than-temporary impairment of equity method investments	-	26,115	3,578	-	26,115	3,578
Cancellation fees of repurchased ADSs	-	101	14	-	678	93
Fair value gain on derivative liabilities	-	-	-	(24,515)	-	-
Loss (gain) on disposal/acquisition of subsidiaries	2,620	-	-	(631)	-	-
Unrealized investment loss (gain)	8,352	(20,851)	(2,857)	68,031	(4,851)	(665)
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,507)	(1,802)	(247)	(6,086)	(7,611)	(1,043)
Non-GAAP net income (loss)	76,739	90,124	12,345	(3,270)	15,142	2,075

Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(48,414)	129	17	(278,422)	(185,198)	(25,370)
Add: Share-based compensation expenses	24,667	15,171	2,078	103,449	81,601	11,179
Amortization of intangible assets resulting from business acquisition	5,991	5,528	757	24,206	25,776	3,531
Acquisition-related expenses	1,467	-	-	12,171	-	-
Impairment of goodwill and investments	35,212	20,742	2,842	35,212	20,742	2,842
Other-than-temporary impairment of equity method investments	-	26,115	3,578	-	26,115	3,578
Cancellation fees of repurchased ADSs	-	101	14	-	678	93
Fair value gain on derivative liabilities	-	-	-	(24,515)	-	-
Loss (gain) on disposal/acquisition of subsidiaries	2,620	-	-	(652)	-	-
Unrealized investment loss (gain)	8,352	(20,851)	(2,857)	68,031	(4,851)	(665)
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,127)	(1,209)	(166)	(4,569)	(5,234)	(717)
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	28,768	45,726	6,263	(65,089)	(40,371)	(5,529)

Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:	0.47	0.77	0.11	(1.09)	(0.67)	(0.09)

Weighted average shares used in calculating diluted net income (loss) per ordinary share	182,780,715	178,685,466	178,685,466	178,549,849	179,678,986	179,678,986

(1) The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.